Sherry L. Buck
Vice President and
Chief Financial Officer

June 16, 2016

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Libbey Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-12084

Dear Mr. Cash:

This letter is in response to your comment letter dated June 3, 2016. For your ease of reference, we have enumerated the Staff's comments below in bold, with our corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in our future filings with the Commission. Please note that the prepared disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.

Selected Financial Data, Page 27

SEC Comment #1:
We note that you have presented “Net cash provided by operating activities” under “Cash Flow Data” within your selected financial data. Please also present your net cash flows from investing and financing activities in future filings in order to provide a balanced presentation. See section 202.03 of the SEC’s Codification of Financial Reporting Policies for guidance.

Management Response #1:
In future filings, beginning in the second quarter of 2016, we will present our net cash flows from investing and financing activities, along with the "Net cash provided by operating activities," in order to provide a balanced presentation of cash flow activities.

SEC Comment #2:
It appears that the measure you refer to as “Working Capital” is determined differently from what is generally referred to as Working Capital (the net difference between current assets and current liabilities). In future filings, please modify the title of your “Working Capital” measure so as to avoid potential investor confusion.

Management Response #2:
In all future filings, beginning in the second quarter of 2016, we will revise the title of our "Working Capital" measure to "Trade Working Capital" to avoid potential investor confusion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 30

SEC Comment #3:
We note in your recent earnings calls that Libbey’s financial results continued to be impacted by the growth in the Food Service channel and challenges in the Retail channel. Your CEO indicated in the 1Q16 earnings calls that Food Service will continue to be a critical focus of the company’s efforts through 2016 and beyond. Please consider providing an expanded distribution channel level disclosure in future filings to the extent it would be helpful to the investors to better understand your results of operations. For example, you disclose on page 31 that the 3.2% increase in net sales in U.S. & Canada was primarily driven by a 7.5% increase in Foodservice, a 1.1% increase in B2B, partially offset by a 2.5% decrease in Retail. It is not clear what the actual impact from each of the three distribution channels was on the 3.2% increase. Please also expand your MD&A discussion to include any known trends and management’s expectation with regards to the distribution channels. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 for guidance.

Management Response #3:
In future filings, beginning in the second quarter 2016 10-Q, we will expand our MD&A discussion across all segments, when applicable, to include the actual impact from each of the distribution channels that have a significant impact.

By way of example, we will revise our future filings as follows. The new information is underlined below.

Net Sales — U.S. & Canada

Net sales in U.S. & Canada were $497.7 million, compared to $482.1 million in 2014, an increase of 3.2 percent. The primary contributor was a 7.5 percent increase, or $18.4 million, in sales in our foodservice market channel due to a stronger volume and favorable mix in spite of the continuing decline in U.S. restaurant traffic. In addition, net sales increased 1.1 percent, or $1.0 million, in our business-to-business channel. Partially offsetting these increases was a 2.5 percent decrease, or $3.7 million, in retail sales due to weaker volume.

We will also expand our MD&A discussion in the Executive Overview to include any known trends and management's expectation with regards to the distribution channels. By way of example, we will revise our future filings as follows, beginning in the second quarter 2016 10-Q. The new information is underlined below.

Consumer sentiment in the U.S. weakened in 2015, as major foodservice indices indicate same-store restaurant traffic decreased in the fourth quarter of 2015. This was the sixth consecutive quarter we have observed a decline in U.S. restaurant traffic. NPD Group continues to report full year 2015 downward trends for U.S. retail point-of-sale data for the glass beverageware category. Management expects the trends experienced in the U.S. foodservice and retail distribution channels in 2015 to continue into 2016. The Latin American economy experienced low to no growth in 2015. The effects of declining oil prices, strengthening of the U.S. dollar, and reductions in governmental spending in Brazil, Colombia and Mexico are more than offsetting government stimulus efforts in Chile and Peru. The Mexican economy continues to advance at a slow pace following volatility in the peso exchange rate, tax reform, the decline in oil prices, and government spending cuts that were announced at the beginning of 2015 and that have dampened consumer confidence. The European economy is negatively impacted by the devaluation of the euro, the geopolitical situation between Europe and Russia, a changing retail landscape with fewer stores, more aggressive competition, high unemployment and the fear of deflation. China has been impacted over the past 18 to 24 months by slower economic growth rates. 2015 saw the weakest growth in 25 years. With the weaker economic growth and devaluation of the RMB, we have seen an increase in competition. The business-to-business channel is impacted by the general economic trends in each region and is dependent on customer demands.

Consolidated Financial Statements

Note 8 - Income Taxes, Page 71

SEC Comment #4:
Please revise future filings to disclose the amount of taxable income you will be required to generate, to fully realize your deferred tax assets in the United States.

Management Response #4:
We acknowledge the Staff’s comment and will include all requested information in our 2016 Form 10-K and future filings. If this disclosure had been made in the 2015 filing, Footnote 8, Income Taxes, it would have included the underlined language indicated below.

As of December 31, 2015, Management has considered the evidence, both positive and negative, in assessing the realizability of our deferred tax assets in the U.S. The positive evidence, including achievement of cumulative income in recent years and expectations for sustainable future income, was strong enough to conclude that it is more likely than not that nearly all of our deferred tax assets are realizable and the valuation allowance was reduced accordingly. In order to fully realize our deferred tax assets in the U.S., the Company needs to generate approximately $198 million of future taxable income.

Note 19 - Segments and Geographic Information, Page 96

SEC Comment #5:
You disclose that your products consist of glass tableware, ceramic dinnerware, metalware, hollowware and serveware. Please expand your segment disclosures in future filings to present revenues by product category. We refer you to ASC 280-10-50-40 for guidance.

Management Response #5:
We respect the Staff’s comment and acknowledge the guidance in ASC 280-10-50-40 which states "A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed."

While we understand this disclosure guidance, we do not gather or report product information internally because it is impracticable to do so across all regions. In future filings, beginning with the 2016 Annual Report on Form 10-K, we will state that it is impracticable to provide revenue by product categories.

* * * * * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the responses to your comments comprehensive. If you have any questions with regard to these responses or are in need of additional information, please contact me at (419) 325-2135 or sbuck@libbey.com.

Sincerely,

/s/ Sherry L. Buck

Sherry L. Buck
Vice President, Chief Financial Officer

cc:	William A. Foley, Chief Executive Officer
Susan A. Kovach, Vice President, General Counsel & Secretary

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